SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 5)


               TOTAL-TEL USA COMMUNICATIONS, INC.
                        (Name of Issuer)


            COMMON STOCK -- PAR VALUE $.05 PER SHARE
                 (Title of Class of Securities)


                           89151T10-6
                         (CUSIP Number)

                      Morris F. DeFeo, Jr.
                  Swidler & Berlin, Chartered
     3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                         202-424-7500

         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         March 12-March 20, 1998
      (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)

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                           SCHEDULE 13D/A
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CUSIP No.  89151T10-6                               Page 1 of 6 Pages
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Gold & Appel Transfer, S.A.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
         WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
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NUMBER OF              7.  SOLE VOTING POWER
SHARES                     911,467  (Includes Shares pursuant to agreement to
BENEFICIALLY                          purchase 69,000 Shares of Common Stock)
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       0
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      911,467 Shares of Common Stock (Includes Shares pursuant to agreement to purchase 69,000 shares of Common Stock)
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           29.17%
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14.   TYPE OF REPORTING PERSON*                CO
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                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  89151T10-6                               Page 2 of 6 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
         OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
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NUMBER OF              7.  SOLE VOTING POWER
SHARES                     0
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       842,467
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      911,467 Shares of Common Stock (Includes Shares pursuant to agreement to purchase 69,000 shares of Common Stock)
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           29.17%
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14.   TYPE OF REPORTING PERSON*                IN
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This Amendment No. 5 ("Amendment No. 5") to Schedule 13D filed by Gold & Appel
Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and
Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.05 per share (the
"Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on January 16, 1998 (the "Statement"), as amended by Amendment No. 1 thereto filed on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed on March 4, 1998 ("Amendment No. 3") and Amendment No. 4 thereto filed on
March 13, 1998 ("Amendment No. 4"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.



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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is supplemented as follows:

Gold & Appel purchased a total of 184,550 Common Shares between March 12, 1998 and March 20, 1998 on the NASDAQ National Market, as follows:

     Date                   Number of Shares           Price Per Common Share
     ----                 ---------------------        ----------------------
   03/12/98                       1,000                        38.00
   03/13/98                       3,500                        38.0357
   03/16/98                         700                        38.00
   03/16/98                       1,000                        38.1250
   03/18/98                       1,600                        38.5715
   03/19/98                       3,350                        39.20
   03/19/98                       5,000                        39.00
   03/20/98                      168,400                       39.00

TOTAL                            184,550

     In addition, under an Agreement to Purchase Stock dated as of January 6, 1998 between Mr. Kevin A. Alward ("Mr. Alward") and Gold & Appel (the "Agreement"), which Agreement was disclosed in Amendment No. 1, Mr. Alward is obligated to sell and deliver 69,000 Common Shares to Gold & Appel at the time Gold & Appel delivers the purchase price of $2,746,200 therefor on October 1, 1998, but not later than October 5, 1998. Gold & Appel has paid Mr. Alward a nonrefundable deposit of $621,000 toward the $2,746,2 00 purchase price. Under the Agreement, and a Proxy Agreement dated February 24, 1998 between Mr. Alward and Gold & Appel, which was disclosed in Amendment No. 4 (the "Proxy Agreement"), Mr. Alward has agreed to grant to Gold & Appel a proxy to vote said 69,000 Common Shares on any matters upon which said shares may be voted until such time as the earlier of the delivery of the purchase price or the termination of the Agreement (the "Proxy").

All of the funds used to purchase the above-mentioned 184,550 Common Shares acquired by Gold & Appel on the NASDAQ National Market came from Gold & Appel's general corporate funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended as follows:

     (a) Gold & Appel beneficially owns 911,467 Common Shares (of which 69,000 Common Shares have not yet been acquired but may be acquired under the Agreement on October 1, 1998 but not later than October 5, 1998, and are subject to the Proxy), representing approximately 29.17% of the outstanding Common Shares, based on the outstanding shares as of December 11, 1997 pursuant to the Issuer's Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 15, 1997.


                               Page 3 of 6
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     By virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of-Attorney"), Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission by Gold & Appel with respect to the common stock of Esprit Telecom Group plc on January 27, 1998, and is incorporated herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

     In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 35,465 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

     (b) Gold & Appel has the sole power to vote 911,467 Common Shares (includes 69,000 Common Shares which may be acquired under the Agreement and which are subject to the Proxy). Mr. Anderson has the power, in the name of and on behalf of Gold & Appel, to dispose of the 842,467 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

     (c) During the past 60 days and other than as reported in the Statement and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, Gold & Appel purchased an aggregate 184,550 Common Shares on the NASDAQ National Market as reported in item 3 above.

     (d) No person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson. Until the delivery of the Common Shares to Gold & Appel pursuant to the Agreement, Mr. Alward has the sole right to receive dividends paid on the 69,000 Common Shares subject to the Agreement. Mr. Alward has the sole right to receive the proceeds from the sale of said shares.

     (e)  Not applicable.


ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

Except for the Power-of-Attorney, the Joint Filing Agreement attached to this Statement as Exhibit 7.1 and the Agreement and Proxy Agreement described in item 3 above, neither Gold & Appel nor Mr. Anderson has any contract,

                             Page 4 of 6
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arangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 5 to Schedule 13D.















                               Page 5of 6
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                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Date:     March 25, 1998

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By:   /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.

                                        /s/ Walt Anderson
                                      --------------------------------------
                                            Walt Anderson


























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